August 2013 Pricing Sheet dated August 23, 2013 relating to Preliminary Terms No. 1,015 dated August 16, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due August 29, 2016
Based on the Performance of the Common Stock of Ford Motor Company
Principal at Risk Securities
PRICING TERMS – AUGUST 23, 2013
Issuer:	Morgan Stanley
Underlying stock:	Ford Motor Company common stock
Aggregate principal amount:	$23,639,830
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	August 23, 2013
Original issue date:	August 28, 2013 (3 business days after the pricing date)
Maturity date:	August 29, 2016
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly coupon:
•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate 9.00% (corresponding to approximately $0.225 per quarter per security) on the related contingent payment date.
•  If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:
November 24, 2013, February 24, 2014, May 24, 2014, August 24, 2014, November 24, 2014, February 24, 2015, May 24, 2015, August 24, 2015, November 24, 2015, February 24, 2016, May 24, 2016 and August 24, 2016, subject to postponement for non-trading days and certain market disruption events.  We also refer to August 24, 2016 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
• If the final share price is less than the downside threshold level:
(i) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date

Exchange ratio:	0.60790, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$12.338, which is equal to approximately 75% of the initial share price
Initial share price:	$16.45, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP:	61762P625
ISIN:	US61762P6253
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.6307 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10	$0.225	$9.775
Total	$23,639,830	$531,896.18	$23,107,933.82

(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,015 dated August 16, 2013

Product Supplement for Auto-Callable Securities dated October 19, 2012           Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.